UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [	]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [	]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

November 28, 2006

Item 3.	News Release

On November 28, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced the results from new diamond drill at its La Cabeza project in Argentina.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 1st day of December 2006.

SCHEDULE “A”

For Immediate Release: November 28, 2006

EXETER INTERSECTS HIGH-GRADE GOLD TO EXTEND

CENTRAL VEIN ZONE AT LA CABEZA

Vancouver, B. C., November 28, 2006 – Exeter Resource Corporation (AMEX: XRA, TSX-V: XRC, Frankfurt: EXB) (the “Company”) reports results from new diamond drilling at its La Cabeza gold project, in Argentina.

Preliminary assay results from drill hole LCD-163, sited to test the Labio East Vein at a depth of 100 metres, include 1.3 metres (4.3 ft.) grading 67.5 grams per tonne (“g/t”) gold (2.0 oz. gold/ton), including 0.5 metres (1.65 ft.) at a grade of 173.5 g/t gold (5.0 oz. gold/ton) and 1945 g/t silver (56.4 oz. silver/ton). A second drill hole, LCD-165, intersected the vein at the same depth, 55 metres along strike, and is interpreted to define the edge of the ore grade zone.

The Labio East Vein is one of a number of veins that constitute the Central Vein Zone. On July 13, 2006, the Company reported near-surface, high-grade gold intersections in drilling on the vein. The new holes were sited to test the extent of the vein at depth. Hole LCD-163 confirms the continuation of high gold-silver grades to depth, within an interpreted south-plunging structure.

This geological interpretation is supported by recent surface channel sampling of the Labio East Vein, which also returned high gold grades, including 1.2 metres (4.0 ft.) at a grade of 28.7 g/t gold (0.83 oz. gold/ton), 2.5 metres (8.2 ft.) at a grade of 20.2 g/t gold (0.65 oz. gold/ton), 11.4 metres (37 ft.) at a grade of 39.2 g/t gold (1.13 oz. gold/ton), and 8.0 metres (26 ft.) at a grade of 12.0 g/t gold (0.35 oz. gold/ton).

With the results of the two new drill holes, the Labio East vein system has now been tested to a vertical depth of approximately 100 metres (300 ft.) below surface. Further drilling at depth is a high priority.

Detailed Drilling Results

Significant assay results from the new drilling are as follows:

Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)	Silver grade (g/t)
LCD-163	118.1	119.0	0.9	3.4	40
	125.8	127.1	1.3	67.5	765
including	125.8	126.3	0.5	173.5	1945
LCD-165	127.7	128.2	0.5	3.3	9

Notes: All results are based on a cut-off grade of 0.5 g/t gold. Drill holes were directed across the dip of the veins but down-hole intervals may not represent true widths.

For longitudinal section showing drill intercepts, and plans locating drillholes and channels please click here

Detailed Channel Sampling Results

Significant assay results from new surface channel samples, collected by diamond sawing across vein outcrops, from both the Labio East and Labio West Veins are given below. Sample intervals are 25 to 50 metres apart along the strike of the vein.

Vein	Channel	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
Labio East	Channel 1	8.0	9.6	1.6	1.0
	Channel 2	7.0	8.3	1.3	0.9
	Channel 4	8.7	9.9	1.2	28.7
	Channel 7	9.1	11.6	2.5	20.2
	Including	9.1	10.2	1.1	46.9
	Channel 8	8.0	19.4	11.4	39.2
	Including	14.0	16.0	2.0	161.3
	Channel 9	10.0	10.8	0.8	8.0
		19.2	20.0	0.8	1.7
	Channel 10	6.0	6.7	0.7	21.7
	Channel 11	7.9	10.9	3.0	4.4

Labio West	Channel 1	4.0	16.0	12.0	1.7
	Including	10.0	12.0	2.0	6.5
		20.0	22.0	2.0	1.1
		26.0	28.0	2.0	1.6
	Channel 2	16.0	24.0	8.0	12.0
	Including	18.0	22.0	4.0	22.7
	Channel 3	25.5	28.6	3.1	3.4
	Channel 4	10.0	14.5	4.5	0.9
		22.5	26.5	4.0	1.3
		36.5	50.5	14.0	1.7
	Including	36.5	38.5	2.0	4.0
	Channel 5	2.0	13.1	11.1	3.2
	Including	2.0	7.3	5.3	5.4

Notes: All results are based on a cut-off grade of 0.5 g/t gold. Sample length is the actual length of the sample collected, irrespective of topography or the orientation of mineralization.

Other Drilling at La Cabeza

Four drill rigs are currently focusing on potential extensions to the Cuello, Luna, Central Vein Zones and Mandibula. A fifth drill rig is drilling overlapping lines of drill holes (drill fences), over gold targets under sand cover. Results will be released upon verification and compilation of assays.

Quality Control and Quality Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade (unless otherwise noted), with no cutting of high grades. These assay results allow the projection of gold mineralization intersected in drill holes at depth to surface for the purpose of resource estimation.

All diamond drill core samples are split on regular one metre intervals or on geological contacts, and represent sawn half HQ-size cores. Sawn channel sampling is conducted on all mineralized surface outcrops and attempts to replicate half HQ-size (approximately 6.3 cm or 2.5 inch diameter) drill core. All channel samples are collected on regular two metre intervals or on geological contacts.

Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories. Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has overall responsibility for the Company’s exploration programs and has supervised the preparation of the technical information contained in this news release.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America. On November 9, 2006, its common shares were listed for trading on the American Stock Exchange (Amex), under the symbol “XRA”. It continues to trade on the TSX Venture Exchange (TSX-V), under the symbol “XRC”.

Please click here for the Exeter stock quote on Amex: XRA

The Company’s flagship project, the La Cabeza deposit in Argentina, is rapidly advancing towards a development decision, following two years of intensive exploration and definition drilling. Five drills are currently operating on the site to complete the exploration program. Concurrent project development activities include engineering, metallurgical, hydrological, and environmental studies. In 2007, the project is scheduled to enter the mine feasibility stage.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Current exploration, including drilling, is focusing on advancing the Cerro Moro, Cerro Puntudo and Verde discoveries.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is scheduled for January 2007.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 4, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director